===========================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (AMENDMENT No. 5)

                     Alexander Haagen Properties, Inc.
                             (Name of Company)

                   COMMON STOCK, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                 40443E100
                               (CUSIP Number)


                          Lorenzo Lorenzotti, Esq.
                       Prometheus Western Retail, LLC
                     LF Strategic Realty Investors L.P.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490
               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             February 13, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===========================================================================

                                SCHEDULE 13D



CUSIP No. 40443E100                        Page  2   of  5  Pages
         ----------                             ----    ---

---------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

              Prometheus Western Retail, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                (b) [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

------------------
   NUMBER OF      7  SOLE VOTING POWER
    SHARES           15,666,666
 BENEFICIALLY
 OWNED BY EACH    8  SHARED VOTING POWER
   REPORTING         -0-
  PERSON WITH
                  9  SOLE DISPOSITIVE POWER
                     15,666,666

                  10 SHARED DISPOSITIVE POWER
                     -0-
------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,666,666 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

14  TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               SCHEDULE 13D



CUSIP No. 40443E100                        Page  3   of  5  Pages
         ----------                            -----    ---
--------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

    LF Strategic Realty Investors L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                (b) [x]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-----------------
   NUMBER OF      7  SOLE VOTING POWER
    SHARES           15,666,666
 BENEFICIALLY
 OWNED BY EACH    8  SHARED VOTING POWER
   REPORTING         -0-
  PERSON WITH
----------------- 9  SOLE DISPOSITIVE POWER
                     15,666,666

                  10 SHARED DISPOSITIVE POWER
                     -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,666,666 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

14  TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 5 is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), and by LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"). Capitalized terms used herein shall have the meanings ascribed thereto in the Schedule 13D dated June 10, 1997, filed by Prometheus and LF Realty (the "Initial Schedule 13D").

          As previously reported in the Initial Schedule 13D, pursuant to a Stock Purchase Agreement dated as of June 1, 1997, by and among Prometheus, LF Realty and Alexander Haagen Properties, Inc. ("Haagen"), subject to the terms and conditions thereof, Prometheus has agreed to purchase and Haagen has agreed to sell 15,666,666 shares of common stock, par value $0.01 per share, of Haagen (the "Common Stock"). The Initial Schedule 13D is amended as follows:


Item 5.   Interest in Securities of the Issuer

          On February 13, 1998, in a Subsequent Closing made pursuant to the Stock Purchase Agreement, Prometheus purchased 2,700,000 shares of Common Stock at a price of $15 per share.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                       PROMETHEUS WESTERN RETAIL, LLC

                        by  LF STRATEGIC REALTY INVESTORS
                            L.P., as managing member,

                            by  Lazard Freres Real Estate
                                Investors L.L.C., its general
                                partner,

                                by /s/ LORENZO L. LORENZOTTI
                                   --------------------------
                                Name:  Lorenzo L. Lorenzotti
                                Title: Secretary


                        LF STRATEGIC REALTY INVESTORS L.P.

                         by  Lazard Freres Real Estate
                             Investors L.L.C., its general
                             partner,

                             by /s/ LORENZO L. LORENZOTTI
                                -----------------------------
                             Name:  Lorenzo L. Lorenzotti
                             Title: Secretary